Exhibit 99.2

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	June 30,2017	June 30,2018	June 30,2018	March 31,2018
	RMB’000	RMB’000	USD’000	RMB’000

Product revenues	17,036,222	20,103,555	3,038,122	19,367,515
Other revenues (1)	480,357	634,820	95,936	503,113
Total net revenues	17,516,579	20,738,375	3,134,058	19,870,628
Cost of revenues	(13,656,686)	(16,694,602)	(2,522,948)	(15,861,214)
Gross profit	3,859,893	4,043,773	611,110	4,009,414
Operating expenses:
Fulfillment expenses (2)	(1,644,074)	(1,897,097)	(286,696)	(1,733,697)
Marketing expenses	(752,148)	(899,581)	(135,948)	(645,342)
Technology and content expenses	(447,820)	(510,603)	(77,164)	(466,354)
General and administrative expenses (3)	(578,783)	(615,169)	(92,967)	(613,602)
Total operating expenses	(3,422,825)	(3,922,450)	(592,775)	(3,458,995)
Other operating income	184,669	278,960	42,157	112,273
Income from operations	621,737	400,283	60,492	662,692
Gain on disposal or revaluation of investments	55,615	309,059	46,706	0
Impairment loss of investments	(103,107)	0	0	0
Interest expense	(19,259)	(39,003)	(5,894)	(28,945)
Interest income	29,684	62,272	9,411	60,334
Foreign exchange (loss) gain	(36,895)	79,557	12,023	(63,738)
Income before income taxes and share of result of equity method investees	547,775	812,168	122,738	630,343
Income tax expenses (4)	(169,679)	(125,486)	(18,964)	(106,481)
Share of result of equity method investees	(7,293)	2,092	316	737
Net income	370,803	688,774	104,090	524,599
Net loss (income) attributable to noncontrolling interests	15,680	(7,130)	(1,077)	5,129
Net income attributable to Vipshop’s shareholders	386,483	681,644	103,013	529,728

Shares used in calculating earnings per share (5):
Class A and Class B ordinary shares:
—Basic	117,365,737	132,138,434	132,138,434	131,605,256
—Diluted	125,870,498	140,270,995	140,270,995	140,490,311

Net earnings per Class A and Class B share
Net income attributable to Vipshop’s shareholders—Basic	3.29	5.16	0.78	4.03
Net income attributable to Vipshop’s shareholders—Diluted	3.20	4.97	0.75	3.86

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.66	1.03	0.16	0.81
Net income attributable to Vipshop’s shareholders—Diluted	0.64	0.99	0.15	0.77

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 887 million,RMB 1.01 billion and RMB 1.14 billion  in the three month periods ended June 30,2017,March 31,2018 and  June 30,2018, respectively.

(3) General and administrative expenses include amortization of intangible assets resulting from business acquisitions, which amounted to RMB 84 million,RMB 44 million and RMB 0.6 million in the three months period ended June 30,2017,March 31,2018 and  June 30,2018, respectively.

(4) Income tax expenses include income tax benefits of RMB 21 million,RMB 11 million and RMB 0.2 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three months period ended June 30,2017, March 31,2018 and June 30,2018, respectively.

(5) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	370,803	688,774	104,090	524,599
Other comprehensive income, net of tax:
Foreign currency translation adjustments	99,585	12,474	1,885	(20,868)
Unrealized gain from available-for-sale investments	13,899	0	0	0
Reclassification adjustment for gain included in net income	(55,615)	0	0	0
Comprehensive income	428,672	701,248	105,975	503,731
Less: Comprehensive (loss) gain attributable to noncontrolling interests	(15,680)	12,259	1,853	(5,129)
Comprehensive income attributable to Vipshop’s shareholders	444,352	688,989	104,122	508,860

	Three Months Ended
	June 30,2017	June 30,2018	June 30,2018	June 30,2018
	RMB’000	RMB’000	USD’000	RMB’000
Share-based compensation expenses included are as follows
Fulfillment expenses	19,058	21,217	3,206	19,130
Marketing expenses	10,387	11,501	1,738	10,834
Technology and content expenses	54,331	62,542	9,452	54,233
General and administrative expenses	98,012	98,658	14,909	87,117
Total	181,788	193,918	29,305	171,314

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31,2017	June 30,2018	June 30,2018
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,973,891	6,050,756	914,412
Restricted cash	248,101	375,610	56,763
Short term investments	245,981	2,069,249	312,712
Accounts receivable, net	4,803,527	4,589,857	693,636
Amounts due from related parties	10,191	62,994	9,520
Other receivables and prepayments,net	3,674,196	3,964,418	599,117
Loan Receivables,net	0	308,333	46,596
Inventories	6,960,251	4,590,483	693,730
Total current assets	25,916,138	22,011,700	3,326,486
NON-CURRENT ASSETS
Property and equipment, net	6,660,825	7,099,064	1,072,836
Deposits for property and equipment	307,859	407,522	61,586
Land use rights, net	3,077,770	3,479,865	525,890
Intangible assets, net	400,994	354,980	53,646
Investment in equity method investees	66,334	462,474	69,891
Other investments	387,640	875,134	132,253
Available-for-sale investments	146,282	476,259	71,974
Other long-term assets	366,760	253,305	38,280
Goodwill	367,106	367,106	55,478
Deferred tax assets	285,112	348,540	52,673
Total non-current assets	12,066,682	14,124,249	2,134,507
TOTAL ASSETS	37,982,820	36,135,949	5,460,993

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans (Including short term loans of the VIE without recourse to the Company of nil and nil as of December 31, 2017 and June 30, 2018, respectively)	907,310	1,509,830	228,171
Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 87,926 and RMB 35,588 as of December 31, 2017 and June 30, 2018, respectively)	11,445,109	8,408,841	1,270,774
Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 965,275 and RMB 703,944 as of December 31, 2017 and June 30, 2018, respectively)	2,339,914	1,074,531	162,387
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 1,618,716 and RMB 1,629,227 as of December 31, 2017 and June 30, 2018, respectively)	3,537,151	3,339,296	504,646
Amounts due to related parties (Including amounts due to related parties of the VIE without recourse to the Company of RMB 616 and RMB 124 as of December 31, 2017 and June 30, 2018, respectively)	65,022	51,321	7,756
Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 54,543 and RMB 85,958 as of December 31, 2017 and June 30, 2018, respectively)	203,179	260,618	39,386
Securitization debt (Including securitization debt of the VIE without recourse to the Company of nil and nil as of December 31, 2017 and June 30, 2018, respectively)	760,000	950,000	143,567
Convertible senior notes	0	4,164,637	629,375
Total current liabilities	19,257,685	19,759,074	2,986,062
NON-CURRENT LIABILITIES
Deferred tax liability (Including deferred tax of the VIE without recourse to the Company of RMB 4,224 and 3,920 as of December 31, 2017 and June 30, 2018, respectively)	17,007	5,842	883
Deferred income-non current (Including deferred income-non current of the VIE without recourse to the Company of RMB 838 and RMB 297 as of December 31, 2017 and June 30, 2018, respectively)	362,649	381,827	57,703
Convertible senior notes	4,094,903	0	0
Total non-current liabilities	4,474,559	387,669	58,586
TOTAL LIABILITIES	23,732,244	20,146,743	3,044,648

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 114,716,587 and 115,865,535 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	74	75	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	11	11	2
Additional paid-in capital	8,715,995	9,084,348	1,372,859
Retained earnings	5,602,681	6,990,775	1,056,471
Accumulated other comprehensive loss	(24,242)	(37,764)	(5,708)
Noncontrolling interests	(43,943)	(48,239)	(7,290)
Total shareholders’ equity	14,250,576	15,989,206	2,416,345
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	37,982,820	36,135,949	5,460,993
	—	0	0

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	June 30,2017	June 30,2018	June 30,2018
	RMB’000	RMB’000	USD’000
Income from operations	621,737	400,283	60,492
Share-based compensation expenses	181,788	193,918	29,305
Amortization of intangible assets resulting from business acquisitions	84,161	607	92
Non-GAAP income from operations	887,686	594,808	89,889

Net income	370,803	688,774	104,090
Share-based compensation expenses	181,788	193,918	29,305
Impairment loss in investments	103,107	0	0
Gain on disposal, revaluation and value changes of investments	(55,615)	(309,059)	(46,706)
Tax effect of investment gain	0	9,967	1,506
Amortization of intangible assets resulting from business acquisitions and equity method investments	90,129	607	92
Tax effect of amortization of intangible assets resulting from business acquisitions	(21,040)	(152)	(23)
Non-GAAP net income	669,172	584,055	88,264

Net income attributable to Vipshop’s shareholders	386,483	681,644	103,013
Share-based compensation expenses	181,788	193,918	29,305
Impairment loss in investments	103,107	0	0
Gain on disposal, revaluation and value changes of investments	(55,615)	(309,059)	(46,706)
Tax effect of investment gain	0	9,967	1,506
Amortization of intangible assets resulting from business acquisitions and equity method investments	73,826	597	90
Tax effect of amortization of intangible assets resulting from business acquisitions	(16,965)	(149)	(23)

Non-GAAP net income attributable to Vipshop’s shareholders	672,624	576,918	87,185

Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
—Basic	117,365,737	132,138,434	132,138,434
—Diluted	125,870,498	140,270,995	140,270,995

Non-GAAP net income per Class A and Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	5.73	4.37	0.66
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	5.47	4.22	0.64

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.15	0.87	0.13
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.09	0.84	0.13